Exhibit 5

                                 BLUM CB Corp.
                      c/o BLUM Capital Partners, L.P.
                      909 Montgomery Street, Suite 400
                      San Francisco, California 94133
                                (415) 434-1111

                                       December 1, 2000

Board of Directors
CB Richard Ellis Services, Inc.
200 North Sepulveda Boulevard
El Segundo, California  90245-4380
Attention: Stan Anderson and Paul Leach

Dear Sirs:

          Reference is made to our letter to you dated November 10, 2000 containing a proposal by the undersigned (the "Proposal") to purchase all of the common stock of CB Richard Ellis Services, Inc. not owned by the offering group identified therein for consideration of $15.50 in cash per share (the "Transaction") on the terms and subject to the conditions set forth therein.
We hereby extend the Proposal until 5:00 p.m., San Francisco time, on December 31, 2000, after which time, unless earlier accepted, we reserve the right to terminate the Proposal at any time. Other than this extension, the terms and conditions of the Proposal remain the same. Please contact Claus J.
Moller (415-288-7262 or 212-521-4190) to respond to our offer, or if you or your counsel require any additional information.

          We look forward to discussing our offer with you as soon as possible and entering into a definitive merger agreement and consummating the Transaction on an expedited basis.

                                       Sincerely yours,

                                       BLUM CB CORP.

                                       By: /s/ Claus J. Moller
                                           ---------------------
                                       Name: Claus J. Moller
                                       Title: President